SIDLEY AUSTIN BROWN & WOOD LLP

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BEIJING | HONG KONG | LONDON | SHANGHAI | SINGAPORE | TOKYO

March 18, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-9
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for Grupo Industrial Saltillo, S.A. de C.V. ("GISSA"), File No. 82-5019

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit the following document on behalf of GISSA:

1. GISSA press release, dated February 25, 2002, containing results for the Fourth Quarter of 2001.

2. GISSA press release, dated March 6, 2002, regarding the construction of an iron parts foundry.

3. GISSA press release, dated March 13, 2002, regarding the entering into of a US$130,000,000 5-year syndicated bank loan.

This letter and the enclosed document are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by GISSA that it is subject to the Act.

Please acknowledge receipt of this letter and the above-listed documents by stamping and returning the enclosed copy in the self-addressed, stamped envelope provided for your convenience.

4/11

NY1 5161345v2

Please do not hesitate to contact me with any further questions or comments you may have at (212) 906-2799 x23029.

Best regards,

Michael Cummings

(Enclosure)

cc: Messrs. M. I. Fernandez
(Grupo Industrial Saltillo, S.A. de C.V.)
H. M. Kleinman

02 MAR 27 AM 8:2

GRUPO INDUSTRIAL SALTILLO

(1)

FOR IMMEDIATE RELEASE

EBITDA For 4Q01 Up 37% Year-Over-Year To US$43 Million

Saltillo, Coahuila, Mexico, February 25, 2002 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), one of Mexico's leading conglomerates, today announced results for the three- and twelve-month periods ended December 31, 2001.

Unless otherwise stated, all figures discussed in this announcement are either in millions of constant Mexican pesos as of December 31, 2001, (Ps), or in millions of U.S. dollars, as indicated. All comparisons are in real terms.

FOURTH QUARTER CONSOLIDATED HIGHLIGHTS

- **SALES**

  Net sales were **Ps.1,745**, a **10%** quarter-over-quarter increase and a **6%** year-over-year decline. In dollar terms, net sales were **US$188**, representing an **11%** quarter-over-quarter increase and **1%** year-over-year increase.

- **OPERATING INCOME**

  Operating income **(EBIT)** was **Ps.290**, representing quarter-over-quarter and year-over-year improvements of **38%** and **60%**, respectively. EBIT margin increased quarter-over-quarter to **17%**, from **10%** in 4Q00.

  EBITDA rose quarter-over-quarter by **18%** to **Ps.397 (US$ 43)**. Year-over-year **EBITDA** improved by **37%**, representing an **EBITDA** margin of **23%**, compared with **21%** for the previous quarter.

- **MAJORITY NET INCOME**

  Majority net income was **Ps.149 (US$ 16)**, or earnings per ordinary share of **Ps.0.53**.

CONSOLIDATED RESULTS

I.- SALES

Consolidated net sales for **4Q01** increased quarter-over-quarter by **10%**, but declined year-over-year by **6%** - (Table 1).

Table 1
Total Sales

	4Q01	*3Q01*	*4Q00*	*YoY% Change*	*QoQ% Change*
Sales (Million Pesos)	1,745	1,592	1,860	(6.2%)	9.6%
Sales (Million Dollars)	188	170	186	1.3%	11.0%
Volume				(3.2%)	11.2%

The quarter-over-quarter recovery in sales was mainly due to higher sales volumes at:

(a) The Building Products Division, which surpassed sales volumes expectations:
- Water Heaters increased by **44%**;
- Ceramic tiles increased by **19%**; and
- Bathroom fixtures improved by almost **13%**.

(b) The Home Products Division posted a **21%** increase in weighted average volumes, reflecting seasonal Christmas sales.

Overall sales at **GISSA's** Automotive Division decreased, mainly due to the decline of approximately **5%** in weighted average sales volumes at the Iron Casting Business, which more than offset the approximately **12%** increase at the Aluminum Castings Business.

For the year, consolidated sales decreased year-over-year by **12%**. In dollar terms, consolidated sales declined year-over-year by **5%** - (Table 2).

The main contributors to the decline in sales for the year were the Automotive and Home Products Divisions, with a **25%** and **17%** year-over-year decline, respectively.

Table 2
Total Sales

	2001	*2000*	*% Change*
Sales (Million Pesos)	6,709	7,591	(11.6%)
Sales (Million Dollars)	704	739	(4.8%)
Volume			(9.9%)

II.- CONSOLIDATED OPERATING INCOME, EBIT MARGIN AND EBITDA

Consolidated operating income (**EBIT**) for **4Q01** was **Ps.290**, representing quarter-over-quarter and year-over-year increases of **38%** and **60%**, respectively (Table 3).

Table 3
Operating Cash Flow

	4Q01	*3Q01*	*4Q00*	*YoY% Change*	*QoQ% Change*
EBIT					
Million Pesos	290	211	181	60.4%	37.7%
Margin	*17%*	*13%*	*10%*		
Million Dollars	31	22	18	73.2%	39.4%
EBITDA					
Million Pesos	397	336	290	36.8%	18.1%
Margin	*23%*	*21%*	*16%*		
Million Dollars	43	36	29	47.7%	19.5%

The quarter-over-quarter improvement in **EBIT** was mainly attributable to:

(a) Higher volumes sold by the Building Products Division while costs for that division were maintained under control.

(b) The combination of improved volumes and cost reduction at the Home Products Division, which resulted in a doubling in **EBIT**.

The quarter-over-quarter improvement in **EBIT** was achieved despite the seasonal decline in sales experienced at the Automotive Division, mainly Iron Blocks & Heads for Gasoline and Diesel, not matched by cost reductions, as a result of the year-end decline in activities at the OEM's.

As a result, consolidated **EBIT** margin for **4Q01** reached **17%**, the best in the last eight quarters - (Table 3).

Consolidated **EBITDA** for **4Q01** increased quarter-over-quarter by **18%** to **Ps.397 (US$43)** - (Table 3). **EBITDA** margin for the quarter reached **23%**.
Consolidated **EBITDA** for the year declined by **7%** - (Table 4). In dollar terms, however, **EBITDA** increased year-over-year by **1%**. **EBITDA** margin for the year was **20%**.

The decline in **EBITDA** for the year was attributable to:

(a) A **5%** appreciation of the Mexican peso against the U.S. dollar.

(b) Weak sales volumes at the Automotive and Home Products Divisions.

This was partially offset by higher volumes at the Building Products Division and the results of a very efficient cost cutting program implemented throughout the Company since the first quarter of 2001.

Table 4
Operating Cash Flow

	2001	*2000*	*% Change*
EBIT			
Million Pesos	890	1,010	(11.9%)
Margin	*13%*	*13%*	
Million Dollars	94	98	(4.4%)
EBITDA			
Million Pesos	1,373	1,474	(6.8%)
Margin	*20%*	*19%*	
Million Dollars	144	143	0.8%

III.- COMPREHENSIVE FINANCIAL COST (CFC)

GISSA's comprehensive financial cost (CFC) for the quarter was an income of **Ps.83**, compared to a cost of **Ps.92** for the previous quarter - (Table 5). The positive result for the quarter was mainly due to the **4%** appreciation of the Mexican peso - (Table 5).

Table 5
Comprehensive Financial Cost

	4Q01	*3Q01*	*4Q00*
Financial Expenses	36	35	61
Financial Income	(20)	(39)	(2)
Foreign Exchange Fluctuation	(89)	110	78
Monetary Gains	(10)	(14)	(29)
Total	(83)	92	108

For the year, CFC was an income of **Ps.26,** compared with an expense of **Ps.55** for 2000. The positive result for the year resulted from:

(a) The appreciation of the Mexican peso against the U.S. dollar; and

(b) The sharp decrease in interest rates experienced throughout the year, which lowered the Group's financial expenses - (Table 5).

IV.- MAJORITY NET INCOME.

Majority net income for **4Q01** increased quarter over quarter by **537%** to **Ps.149**. The simultaneous improvement in sales, EBIT and CFC contributed to making the final quarter of the year, the best quarter for the Company in 2001.

For the year, majority net income declined by **29%** to **Ps.445**, representing **7%** of sales.

V.- OTHER RELEVANT EVENTS.

During the quarter GISSA announced the closing of two Vitromex Ceramic tiles Plants in Saltillo: Gress II and III. Production capacity was transferred to the Company's more efficient Guanajuato plants.

The plants closing resulted in a one-time charge of **US$10** million that is reported in this quarter as other non -financial operations.

Following this operation, Vitromex has now more than **50%** of its Ceramic tiles capacity located in Guanajuato, which will allow GISSA to achieve lower cost production and further margins improvements going forward.

RESULTS BY DIVISION
METAL-MECHANICAL AND AUTOMOTIVE DIVISION

I.- SALES

Sales for **4Q01** were **Ps.540,** representing quarter-over-quarter and year-over-year decreases of **9%** and **21%**, respectively - (Table 6).

Table 6
Division's Total Sales

	4Q01	*3Q01*	*4Q00*	*YoY% Change*	*QoQ% Change*
Sales (Million Pesos)	540	592	685	(21.1%)	(8.8%)
Sales (Million Dollars)	58	63	68	(14.9%)	(7.7%)
Volume				(13.0%)	(5.4%)

The **9%** quarter-over-quarter decline in sales was principally explained by:

(a) The impact of the **4%** appreciation of the Mexican peso against the U.S. dollar as **100%** of the sales for this division are tied to the U.S. dollar.

(b) The seasonal year-end decline in activities at the OEMs', which resulted in a **4%** decline in sales volumes at this division, mainly at Iron Blocks and Heads for Gasoline and Diesel - (Table 7).

(c) The market for Diesel continued to show particularly weak demand from clients in the U.S. with volumes declining by **15%** - (Table 7).

Volumes at the aluminum foundry business for **4Q01** increased quarter-over-quarter by **12%**, posting positive results for the fourth quarter in a row.

Table 7
Volumes Sold by the Main Business Units

	YoY% Change	*QoQ% Change*
Iron Engine B & H (Gasoline)	(8.9%)	(4.3%)
Aluminum Heads (Gasoline)	12.7%	11.9%
Iron Engine B & H (Diesel)	(33.0%)	(15.1%)

Table 8
Division's Total Sales

	2001	*2000*	*% Change*
Sales (Million Pesos)	2,460	3,288	(25.2%)
Sales (Million Dollars)	258	320	(19.4%)
Volume			(23.3%)

For the year, sales decreased year-over-year by **25%** - (Table 8).

Sales at the Iron Blocks & Heads for the Gasoline and Diesel businesses for the year were particularly weak as a result of the drastic decline in demand from OEM's late last year.

The Aluminum Heads Business posted strong sales for the year with volumes sold increasing year-over-year by **23%** as castings produced by this business were not affected by the downsizing in the U.S. automobile industry.

II.- OPERATING INCOME, EBIT MARGIN AND EBITDA

Operating income **(EBIT)** for **4Q01** decreased quarter-over-quarter by **20%** to **Ps.36**. Last year, EBIT for the quarter was a loss of **Ps.14** - (Table 9).

Table 9
Division's Operating Cash Flow

	4Q01	*3Q01*	*4Q00*	*YoY% Change*	*QoQ% Change*
EBIT					
Million Pesos	36	45	(14)	N A	(19.7%)
Margin	*7%*	*8%*	*(2%)*		
Million Dollars	4	5	(1)	N A	(18.7%)
EBITDA					
Million Pesos	86	108	66	30.4%	(20.7%)
Margin	*16%*	*18%*	*10%*		
Million Dollars	9	11	7	40.8%	(19.7%)

The quarter-over-quarter decline in **EBIT** was mainly due to:

(a) Lower volumes sold at Gasoline and Diesel foundries.

(b) The seasonal year-end slowdown in operations at the OEM's that negatively impact GISSA's, particularly Iron Blocks & Heads for Gasoline and Diesel, that are not immediately matched with lower costs.

During the quarter the Aluminum Engine Blocks & Heads Business continued to improve its profitability, as a result of increasing volumes from its client (GM).

EBITDA for the quarter was **Ps.86**, representing a **21%** quarter-over-quarter decline. Year-over-year **EBITDA** improved by **30%** - (Table 9).

EBITDA margin decreased quarter-over-quarter to **16%,** but improved from the **10%** posted in the same quarter of last year.

For the year, **EBITDA** margin improved to **18%,** from **16%** in 2000. This improvement was mainly the result of the implementation of a cost reduction program, actions taken to solve the cost overruns and a profitable aluminum operation, which more than offset the weak sales volumes of Iron Blocks & Heads for Gasoline and Diesel - (Table 10).

Table 10
Division's Operating Cash Flow

	2001	*2000*	*% Change*
EBIT			
Million Pesos	204	236	(13.5%)
Margin	*8%*	*7%*	
Million Dollars	21	23	(5.4%)
EBITDA			
Million Pesos	445	510	(12.7%)
Margin	*18%*	*16%*	
Million Dollars	47	49	(5.5%)

RESULTS BY DIVISION
BUILDING PRODUCTS DIVISION

I.- SALES

Sales for **4Q01** at this division were **Ps.990**, reflecting a quarter-over-quarter and year-over-year improvement of **23%** and **11%**, respectively - (Table 11).

Table 11
Division's Total Sales

	4Q01	*3Q01*	*4Q00*	*YoY% Change*	*QoQ% Change*
Sales (Million Pesos)	990	806	890	11.3%	22.8%
Sales (Million Dollars)	107	86	89	20.1%	24.3%
Volume				6.3%	22.7%

The quarter-over-quarter increase in sales for this division was mainly due to a **23%** weighted average increase in volumes sold:

(a) Volumes sold at the Water Heaters Business increased by **44%**, as from August through February is the best period for this business.

(b) As a result of the early recovery in new construction and remodeling begun in **3Q01**, volumes sold by the Ceramic Tiles and Bathroom Fixtures business units continued to post positive sales performance, with quarter-over-quarter increases of **18%** and **13%**, respectively.

For the year, total sales for the division reached **Ps.3,320,** representing a **4%** increase compared with last year - (Table 14). This improvement in sales was achieved thanks to the growth at the Water Heaters and Ceramic Tiles businesses, despite the negative overall economic conditions in Mexico.

Table 12
Volumes Sold by the Main Business Units

	YoY% Change	*QoQ% Change*
Ceramic Tiles	9.2%	18.6%
Bathroom Fixtures	(8.6%)	12.7%
Water Heaters	13.7%	44.0%

Table 13
Main Business Units Sales

Million Dollars	*4Q01*	*3Q01*	*4Q00*	*YoY% Change*	*QoQ% Change*
Ceramic Tiles	50	41	46	8.1%	21.3%
Bathroom Fixtures	16	15	15	1.9%	6.6%
Water Heaters	31	20	28	11.3%	54.5%

Table 14
Division's Total Sales

	2001	*2000*	*% Change*
Sales (Million Pesos)	3,320	3,181	4.4%
Sales (Million Dollars)	349	310	12.4%
Volume			(0.8%)

II.- OPERATING INCOME, EBIT MARGIN AND EBITDA

EBIT for **4Q01** improved significantly quarter-over-quarter by **48%** to **Ps.237** - (Table 15).

In the fourth quarter, this division has become the main generator of cash from operations for **GISSA**.

Table 15
Division's Operating Cash Flow

	4Q01	*3Q01*	*4Q00*	*YoY% Change*	*QoQ% Change*
EBIT					
Million Pesos	237	160	164	44.0%	48.4%
Margin	*24%*	*20%*	*18%*		
Million Dollars	26	17	16	55.5%	50.3%
EBITDA					
Million Pesos	281	208	182	54.2%	34.7%
Margin	*28%*	*26%*	*20%*		
Million Dollars	30	22	18	66.5%	36.4%

The quarter-over-quarter improvement in operating cash flow was principally due to:

(a) Better use of installed capacity at the main business of the division, resulting in sales improvements.

(b) Continued productivity gains at the main business of the division, as a result of the ongoing cost cutting program implemented in 2Q01.

(c) Since December 2001, more than **50%** of Ceramic tiles production is based in Guanajuato. Margins have improved and are expected to continue improving as a result of the better technology and efficiencies available at these plants.

(d) **EBIT** margin at the Water Heaters Business continued to improve reaching **32%** for the quarter, from **24%** in the previous quarter and **26%** for the same quarter of last year. This improvement resulted mainly from synergies derived from the Calorex acquisition.

As a result, **EBITDA** margin for the division improved quarter-over-quarter to **28%**, from **26%** - (Table 15). For the year, **EBITDA** margin reached **23%** - (Table 16).

Table 16
Division's Operating Cash Flow

	2001	*2000*	*% Change*
EBIT			
Million Pesos	585	606	(3.6%)
Margin	*18%*	*19%*	
Million Dollars	62	59	4.5%
EBITDA			
Million Pesos	773	742	4.2%
Margin	*23%*	*23%*	
Million Dollars	82	72	12.8%

RESULTS BY DIVISION
HOUSEWARE DIVISION

I.- SALES

Sales for **4Q01** improved quarter-over-quarter by **11%,** but declined year-over-year by **26%** - (Table 17).

Table 17
Division's Total Sales

	4Q01	*3Q01*	*4Q00*	*YoY% Change*	*QoQ% Change*
Sales (Million Pesos)	215	193	289	(25.6%)	11.2%
Sales (Million Dollars)	23	21	29	(19.7%)	12.6%
Volume				(6.9%)	(21.2%)

The quarter-over-quarter increase in sales was mainly due to an **18%** and **29%** volume increase, respectively, at the Kitchenware and Tableware businesses as a result of the combination of the Christmas season and a more aggressive pricing strategy implemented by the Company to adjust to the more competitive environment.

Table 18
Volume Sold by the Main Business Units

	YoY% Change	*QoQ% Change*
Kitchenware Products	(21.9%)	18.3%
Tableware Products	33.5%	29.3%

For the year, sales declined by **17%** from the previous year - (Table 19). This was manly attributable to:

(a) The continued price pressure suffered by the main products of the division, in particular Tableware.

(b) Unfavorable mix of products sold by the Tableware Business.

(c) Increased imports of Kitchenware and Tableware into Mexico.

Table 19
Division's Total Sales

	2001	*2000*	*% Change*
Sales (Million Pesos)	929	1,122	(17.2%)
Sales (Million Dollars)	97	109	(11.0%)
Volume			(15.1%)

II.- OPERATING INCOME, EBIT MARGIN AND EBITDA

Operating income for **4Q01** increased quarter-over-quarter by **182%**, but decreased year-over-year by **41%** - (Table 20).

Table 20
Division's Operating Cash Flow

	4Q01	*3Q01*	*4Q00*	*YoY% Change*	*QoQ% Change*
EBIT					
Million Pesos	17	6	30	(41.4%)	182.3%
Margin	*8%*	*3%*	*10%*		
Million Dollars	2	1	3	(36.8%)	185.8%
EBITDA					
Million Pesos	32	20	42	(23.7%)	56.0%
Margin	*15%*	*11%*	*14%*		
Million Dollars	3	2	4	(17.6%)	57.9%

The significant quarter-over-quarter recovery was principally at the Kitchenware Business (enamel-on-steel), as a result of the higher volumes sold together with the benefits derived from the cost cutting program and the overhead cost reduction implemented throughout the year.

EBITDA margin improved quarter-over-quarter to **15%,** from **11%**.

For the year, **EBITDA** margin declined to **17%**, from **20%** last year - (Table 21).

This decline was mainly caused by a decrease of approximately **15%** in the weighted average volumes of the division, the impact of increased imports of Tableware Products to Mexico and the price pressure at the Tableware Products Business experienced throughout the year.

Table 21
Division's Operating Cash Flow

	2001	*2000*	*% Change*
EBIT			
Million Pesos	104	167	(37.6%)
Margin	*11%*	*15%*	
Million Dollars	11	16	(33.2%)
EBITDA			
Million Pesos	158	221	(28.3%)
Margin	*17%*	*20%*	
Million Dollars	17	21	(23.0%)

About Grupo Industrial Saltillo:

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading conglomerates. The Company operates three divisions with combined annual revenues of US$704 million for fiscal year 2001, and EBITDA of US$144 million, representing a margin of 20 percent. The Building Products Division includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Metal-Mechanical and Automotive Division operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Houseware Division includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuations.

For further information:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail:sborinelli@breakstoneruth.com

-- Financial Tables To Follow --

GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V.
CONSOLIDATED FIGURES
ENDED DECEMBER 31 2001
(MILLIONS OF CONSTANT PESOS AS OF DECEMBER 2001)

		2001		2000	% var.
Net sales	**Ps**	**6,709**	**Ps**	**7,591**	**(12)**
Operating income		**890**		**1,010**	**(12)**
Operating margin		**13%**		**13%**	**-**
CFC		**(27)**		**55**	**-**
Minority Interest		**28**		**16**	**72**
Net income		**445**		**623**	**(29)**
% Sales		**7%**		**8%**	**-**

Other Consolidated Financial Information
As of December 31, 2001
(Millions of Constant Pesos as of December 2001)

	2001	2000	% var.
Operating cash flow (1)	**1,373**	**1,474**	**(7)**
EBITDA/Interest expense	**7**	**10**	**(23)**
Debt to EBITDA (2)	**1.41**	**1.39**	**1**
Net income per share (3)	**1.57**	**2.20**	**(29)**
Operating cash flow per share (4)	**4.86**	**5.21**	**(7)**
Net Debt (5)	**1,035**	**1,653**	**(37)**
Cash Position	**895**	**395**	**126**

(1) Calculated by adding operating income, depreciation and amortization.
(2) Debt to 12-months EBITDA.
(3) Net income of last 12 months divided by outstanding shares.
(4) Operating cash flow of last 12 months, divided by outstanding shares.
(5) Banking debt (short and long term) minus cash and securities.

GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V.
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2001
(MILLIONS OF CONSTANT PESOS AS OF DECEMBER 2001)

	2001	2000
Current Assets		
Cash and securities	895	395
Other current assets	1,896	2,250
Total current assets	2,791	2,645
Fixed Assets	5,148	5,350
Total Assets	7,939	7,995
Current Liabilities		
Bank loans and current portion	251	786
Other current liabilities	756	982
Total current liabilities	1,007	1,768
Long-term Liabilities		
Bank Loans	1,679	1,263
Other liabilities	684	786
Total Long-term	2,363	2,049
Total liabilities	3,370	3,817
Total Stockholder's Equity	4,569	4,178
	7,939	7,995

- Ends -

GRUPO INDUSTRIAL SALTILLO

02 MAR 27 AM 8:20

(2)

Grupo Industrial Saltillo To Build a New Ductile Iron Auto Parts Foundry

Saltillo, Coahuila, Mexico, March 06, 2002 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial conglomerate, today announced that it will build an iron auto parts foundry.

The new, 60,000- tons a year plant will require a total investment of approximately US$51 million, US$25 million of which to be spent in 2002 and the remaining US$27 million in 2003. Capital expenditures related to the new plant will be funded through both, internal cash flows and debt and are included in GISSA's US$105 million CAPEX plan for 2002.

The new foundry, which is to be equipped with state-of-the-art technology, will specialize in ductile iron castings for applications in power trains, suspensions systems, chassis, and parts for Heavy Duty Machinery. Production at the new plant is expected to begin during the third quarter of 2003.

Ernesto Lopez De Nigris, Vice President of the Group's Metal-Mechanical Division, said: "This is a value added, high margin market that presents very attractive growth opportunities for GISSA, particularly as outsourcing trends continue. Today, over 60 percent of these type of auto parts used in Mexico are produced by independent foundries in the U.S. and imported into the country. As the world's largest non-captive cast iron foundry for engine blocks and heads, we are well positioned to take advantage of this opportunity."

"Additionally," said Felipe Mellado Flores, Corporate General Director, "This plant is expected to play a strategic role for the Automotive Division, as it complements our existing Grey Iron and Aluminum product lines. It will also allow us to expand our product offering."

GISSA's Automotive Division currently operates a low production volume facility, Cifunsa Plant #2, with an annual capacity of 12,000 tons that also produces ductile iron auto parts. Following the completion of this plant, GISSA's annual capacity will reach 72,000 tons.

About Grupo Industrial Saltillo:

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial conglomerates. The Company operates three divisions with combined annual revenues of US$704 million for fiscal year 2001, and EBITDA of US$144 million, representing a margin of 20 percent. The Building Products Division includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the

production of bathroom fixtures through Saint Thomas. The Metal-Mechanical and Automotive Division operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Houseware Division includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuations.

The financial forecasts and forward-looking statements in this release reflect the current belief of GISSA as of the date of this release and GISSA undertakes no obligation to update these forecasts and forward-looking statements for events or circumstances that occur subsequent to such date.

For further information:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail:sborinelli@breakstoneruth.com

- ENDS -

GRUPO INDUSTRIAL SALTILLO

02 MAR 27 AM 8:

(3)

FOR IMMEDIATE RELEASE

GRUPO INDUSTRIAL SALTILLO ENTERS US$130 MILLION LONG-TERM SYNDICATED BANK LOAN

Saltillo, Coahuila, Mexico, March 13, 2002 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced that on March 5, 2002 it entered into a new US$130 million syndicated long-term bank loan.

The senior unsecured loan matures in five years, has a grace period of three years and an average spread of 144 basis points over Libor during the life of the facility.

Héctor Zamorano, Corporate Finance Director, commented: "The terms of the syndicated loan as well as the level of oversubscription achieved confirm once again that GISSA continues to be perceived by the market as an investment grade company."

GISSA will use the proceeds of the loan to pre-pay a US$81million bank debt obtained a year ago and partially to finance the US$105 million capital expenditure plan for the year.

The transaction was lead by BankBoston as "Lead Arranger" and "Administrative Agent" and The Bank of Nova Scotia as "Syndication Agent". The "Arrangers" of the facility were Bayerische Hypo.Und Vereinsbank AG, Citibank, N.A. and GE Capital Corporation. The syndicate was also composed of Banco Nacional de Comercio Exterior, S.N.C, as "Senior-Co Arranger", Bank Of Montreal, Comerica Bank and ING Bank as "Co-Arrangers", and and Corp. Banca as "Manager".

About Grupo Industrial Saltillo:

Grupo Industrial Saltillo, S.A. de C.V. is a leading Mexican industrial company. The Company operates three divisions with combined annual revenues of US$704 million for fiscal year 2001, and EBITDA of US$144 million, representing a margin of 20 percent. The Building Products Division includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Metal-Mechanical and Automotive Division operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Houseware Division includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for

the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuations.

The financial forecasts and forward-looking statements in this release reflect the current belief of GISSA as of the date of this release and GISSA undertakes no obligation to update these forecasts and forward-looking statements for events or circumstances that occur subsequent to such date.

For further information:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail:sborinelli@breakstoneruth.com

- ENDS -